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                             July 26, 2023

       Wong Kim Kwan Kings
       Chief Executive Officer
       Top Wealth Group Holding Ltd
       Units 714 & 715
       7F, Hong Kong Plaza
       118 Connaught Road West
       Hong Kong

                                                        Re: Top Wealth Group
Holding Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted July 18,
2023
                                                            CIK No. 0001978057

       Dear Wong Kim Kwan Kings:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Risk Factors
       We operate in a highly regulated industry., page 20

   1. We note your response to our prior comment 12 and reissue it. Please specifically disclose whether all
CITES permits and export and re-export licenses have been received, and whether any have
been denied or revoked. Describe your control measures, if any, to ensure third party
compliance with applicable permitting and licensing requirements.
                                                        Additionally describe
the consequences related to these requirements, including violations thereof, and the
potential related risks to you and investors.
 Wong Kim Kwan Kings
Top Wealth Group Holding Ltd
July 26, 2023
Page 2
Capitalization, page 41

2. We note your disclosure on page 42 regarding the contingent stock options to be granted under the consultant agreement. Please tell us the consideration given to reflecting the granting of these contingent options in your pro forma, as adjusted column in the
         Capitalization and the Dilution tables.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations: Comparison of Fiscal Year Ended December 31, 2022 and December 31,
2021
Administrative and Selling Expenses, page 46

3. We note your revisions made in response to prior comment 14. Refer to the first paragraph that immediately follows the table of selling expenses on page 47, which appears to be an incomplete sentence. Please revise as appropriate. Our Suppliers, page 62

4. We note that Exhibit 10.11 includes a sales contract between the sturgeon farm (Fujian
         Longhuang Biotech Co., Limited) and its exclusive overseas agent (Fujian Aoxuanlaisi
         Biotechnology Co., Ltd.), and a separate sales contract between this agent and your company, with differing quantities and termination dates, among other terms. Please revise your disclosure to more clearly reflect that your primary supply agreement is via an agent, and not directly with the sturgeon farm. Assess material related risks, including your ability to enforce contractual provisions vis- -vis the sturgeon farm and the potential impacts if your sales contract is not renewed after April 2032. In addition, revise the risk factor entitled "The Chinese government may intervene or influence our Chinese
         supplier   s operations . . . . " on page 13 to refer to the agent as well as the supplier.
Regulation, page 68

5. We note your response to our prior comment 22 and reissue it in part. We note this section summarizes regulations that affect your business activities in Hong Kong. Please expand to additionally address the regulations to which you are subject in the other markets in which you operate. Clearly disclose whether your products are subject to regulation by the countries into which they are imported and describe the material terms of such regulation.
Related Party Transactions, page 76
FirstName LastNameWong Kim Kwan Kings
6. We note your response to prior comment 24. Please further revise this section to reflect
Comapany    NameTop
       information   as Wealth  Group
                        of the date     Holding
                                    of your     Ltd or the latest practicable
date, as required by
                                            prospectus
July 26,Item 4(a)
          2023    of Form
               Page  2      F-1 and Item 7.B of Form 20-F.
FirstName LastName
 Wong Kim Kwan Kings
FirstName
Top WealthLastNameWong
            Group Holding Kim
                          Ltd Kwan Kings
Comapany
July       NameTop Wealth Group Holding Ltd
     26, 2023
July 26,
Page  3 2023 Page 3
FirstName LastName
Signatures, page II-5

7. We note your response to our prior comment 27. Please further revise to identify the individual(s) signing in the capacity of principal financial officer and principal accounting officer, as required by the Instructions to Signatures on Form F-1. If a person is signing in more than one capacity, revise to so indicate.
Exhibits

8. Your response to our prior comment 28 indicates that you have filed "available exhibits."
         Please revise your exhibit index to indicate that all exhibits required pursuant to Item 8(a)
         of Form F-1 and Item 601 of Regulation S-K will be filed with a future amendment.
         Include, without limitation, your amended governing documents, registration rights agreement, lock-up agreement, any additional employment and indemnification agreements, equity incentive plan, form of distributorship agreement, and any other material contracts. In addition, please revise the exhibit index description of
         Exhibit 10.11 to refer to both sales contracts (identifying the respective parties and dates)
         and Exhibit 10.12 for consistency with disclosure on page 64 (which refers to a "service agreement").
General

9. We note your response to our prior comment 4. Please further revise your summary and risk factors to clearly disclose the 67.2% beneficial ownership of your Chief Executive
         Officer and Chairman of your Board of Directors. Additionally revise the risk factor entitled "Our controlling shareholders have substantial influence over the Company . . . . "
         on page 18 to (i) identify your "controlling shareholders" and (ii) highlight potential conflicts of interest related to the management roles and controlling shareholding interest of Mr. Kings.
10. We note your response to our prior comment 29 and reissue it in part. Please revise Item
         7 to include disclosure regarding the consultant stock option.
       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing